

August 11, 2022

Michael Manzo
Manager
One Chestnut Partners LLC
200 Summit Drive
Suite 210
Burlington, MA 01803

> **Re: One Chestnut Partners LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed July 21, 2022**
> **File No. 024-11913**

Dear Mr. Manzo:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2022 letter.

Amendment No. 1 to Offering Statement on Form 1-A

General

1. We note your response to comment 1 of our letter. Please clarify why the property is being held at the operating company level instead of being held directly by you. Additionally, please explain whether One Chestnut Investors LLC plans to hold its interest in the operation company after completion of the offering or whether it plans to sell all or a portion of its interest to third parties.

Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kenneth L. Betts, Esq.